BlueData Corporation 2700 Gateway Centre Blvd. Suite 600 Morrisville, NC 27560

Date:  April 8, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Attention:	Robert Schwall, Assistant Director
Parker Merrill

Re:	BlueData Corporation
Registration Statement on Form 10-12G/A
File No. 0-54281

Dear Mr. Schwall:

Transmitted herewith for electronic filing on behalf of BlueData Corporation (“BlueData” or the “Company”) is Amendment No. 1 to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”).  The Registration Statement is marked to show the changes from the Form 10-12G initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 23, 2011 (the “Initial Registration Statement”).

Set forth below are the Company’s responses to the Commission’s comments set forth in the staff’s comment letter dated March 22, 2011 (the “Comment Letter”).  For ease of reference, we have repeated each comment below in bold face type followed by the Company’s response.  All capitalized terms used in this Letter without definition have the meanings given to those terms in the Registration Statement.

General

1.	COMMENT

Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

RESPONSE

We understand that the Registration Statement will become effective on April 24, 2011 and that the Company will be required to file a Quarterly Report on Form 10-Q for the period ended March 31, 2011 on or before May 16, 2011.  We believe that BlueData will be able to clear all of the comments on the Registration Statement on or before May 16, 2011.  Further, we will not engage in any Business Combination before all comments on the Registration Statement have been cleared.  As such, we have decided not to withdraw the Registration Statement, but rather will proceed to clear the comments on the Registration Statement as filed.

2.	COMMENT

Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

RESPONSE

Our responses below indicate the Sections in, and Pages on, which we have made changes in the Registration Statement in response to each of the Commission’s comments.  In addition, we have updated the information appearing in the following Sections to be current as of March 31, 2011.

Section	Page	Information

Item 4 - Security Ownership of Certain Beneficial Owners and Management	22	Number of Shares Outstanding

Item 5 – Directors and Executive Officers	23	Age

Item 9 – Market Price and Dividend on the Registrant’s Common Equity and Related Stockholder Matters - Holders	28	Number of Holders and Number of Shares Outstanding

WE HAVE ALSO FILED AN UPDATED REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON PAGE F-1 AND AN UPDATED CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS EXHIBIT 23.1 TO THE REGISTRATION STATEMENT.

Forward Looking Statements, page 1

3.	COMMENT

Please revise your filing to remove any implication that the forward-looking statements included in your filing are covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See Exchange Act Section 21E(a)(l).  In that regard, we note your statement that forward-looking statements are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act.

RESPONSE

We have deleted the following text under the heading “FORWARD LOOKING STATEMENTS” on Page 1 of the Registration Statement:

and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (“PSLRA”), at such time as the Company becomes subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and at that time becomes eligible to rely on the PSLRA safe harbor provisions

Description of Business, page 2

Target Industry, page 3

4.	COMMENT

Please explain why you selected the target industry.

RESPONSE

We have revised the disclosure on Page 3 of the marked version of the Registration Statement to include an explanation of why the Company has selected the Target Industry.

Form of acquisition: Opportunity for stockholder approval, page 7

5.	COMMENT

We note your disclosure that "a Business Combination will depend upon....the respective requirements and desires of management of our Company and of the Target Business." Please include a discussion of your management's requirements and desires in this regard.

RESPONSE

We have revised the disclosure on Page 7 of the marked version of the Registration Statement to more specifically identify the potential acquisition structures and to include a discussion of the factors that would be considered by the Company’s management in selecting among available transaction structures.  We have also discussed what we anticipate will be the primary concerns of a Target Business in selecting an acquisition structure.

Management's Discussion and Analysis of Financial Statements and Results of Operations. page 20

Liquidity and Capital Resources, page 21

6 April 2011

6.	COMMENT

Discuss the terms of your loans from stockholders and your plans to repay these loans. Describe the stockholders' obligations, if any, to provide additional funds.

RESPONSE

We have revised the disclosure on Page 21 of the marked version of the Registration Statement to include a description of the terms of an Amended and Restated Grid Note, the stockholders’ obligation to provide the Company funding of up to Two Hundred Fifty Thousand Dollars ($250,000.00) and the Company’s plans to repay the indebtedness evidenced by the Promissory Note.

7.	COMMENT

Please revise your discussion in this section to quantify the amount of funds that will be required for you to file Exchange Act reports and investigate and analyze potential business combinations.

RESPONSE

We have revised the disclosure on Page 21 of the marked version of the Registration Statement to specify that the Company’s management anticipates that it will need between Thirty Thousand to Forty Thousand Dollars ($30,000 to $40,000) to file its Exchange Act reports and between Seventy-Five Thousand and One Hundred Thousand Dollars ($75,000 to $100,000) to identify a Target Business and to analyze and negotiate the terms of a potential Business Combination.

8.	COMMENT

Please revise your filing to clarify how you will obtain the necessary funds to cover your costs for the next 12 months should the funds contributed by your stockholders be insufficient.

RESPONSE

We have revised the disclosure on Page 21 of the marked version of the Registration Statement to indicate that we believe that the amount available to the Company under the Promissory Note will be sufficient to fund the Company’s operations for at least 12 Months.  Notwithstanding our belief, we have further revised the disclosure to indicate that the Company may seek additional funding from unaffiliated third parties in the event that the funds available under the Promissory Note prove insufficient.

Properties, page 21

9.	COMMENT

Please reconcile your disclosure at page 21 that you maintain your principal executive offices in North Carolina with your disclosure at page 22 that your officers are located in Connecticut.

RESPONSE

The address set forth in Item 3. Properties was correct.  To reconcile the disclosure we have revised the addresses in the tables headed “Security Ownership of Certain Beneficial Owners” and “Security Ownership of Management” located on Page 23 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 21

10.	COMMENT

Please provide the information presented in this section as of the most recent practicable date. Please see Item 403(a) of Regulation S-K.

RESPONSE

The date as of which the information is provided has been updated to March 31, 2011.  The revised disclosure can be found on Page 22 of the Registration Statement.

Directors and Executive Officers, page 22

11.	COMMENT

On page eight under "Employees" you state that "the amount of time [your executive officers] will devote to [your] operations in any time period will vary based on whether a Target Business has been selected for the Business Combination and the stage of the Business Combination process the Company is in." Please revise your disclosure in this section and elsewhere in your filing to provide an estimate of how much time Kenneth and Deborah Bloom currently devote to your business to search for and evaluate a Business Combination.

RESPONSE

We have revised the disclosure on Pages 8 and 24-25 of the marked version of the Registration Statement to indicate that the Company’s executive officers will devote approximately 10%-15% of their time to identifying Target Businesses and, once a Target Business has been identified, up to 50% of their time to conducting diligence and negotiating the terms of the Business Combination.  It is not currently possible to predict the amount of time the Company’s management will devote to the business of the Company following a Business Combination, and the disclosure has been revised to reflect this uncertainty.

12.	COMMENT

Please briefly discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

RESPONSE

We have revised the disclosure on Page 26 of the marked version of the Registration Statement to discuss the experience, qualifications, attributes and skills that Kenneth and Deborah Bloom believe qualify them to serve as directors of the Company.

Certain Relationships and Related Transaction, and Director Independence, page 25

13.	COMMENT

We note your disclosure that "Kenneth Bloom and Deborah Bloom have committed to taking responsibility for all expenses incurred by the Company through the date of completion of a Business Combination," and your statement that therefore the Company will not be responsible for any of its expenses until the consummation of a transaction. Please explain how this commitment is evidenced and whether the Company would be able to enforce this commitment. Please file any related agreements as exhibits to your filing. In addition, please clarify how such commitment relieves you of responsibility for any of your expenses.

RESPONSE

We have revised the disclosure on Page 26 of the Marked version of the Registration Statement to include a description of the terms of the Promissory Note under which the Company may compel Kenneth and Deborah Bloom, as the Lenders, to advance up to $250,000 as necessary to cover the Company’s operating expenses through June 30, 2012.  We have also deleted the sentence that states that the Company will not be responsible for its expenses prior to a Business Combination.  Although the Lenders are obligated to advance the necessary funds, the Company is obligated to repay the loan and is, therefore, ultimately responsible for the expenses.  Finally, we have filed a copy of the Promissory Note as Exhibit 10.1 to the Registration Statement.

14.	COMMENT

We note your statement that "Kenneth Bloom and Deborah Bloom are involved in other business activities.  Please describe in this section the other business activities in which they are involved. Add disclosure regarding any specific conflicts of interest involving your officers and directors. Please also disclose the nature of any of their business activities that possess similar investment objectives to you.

RESPONSE

We have revised the disclosure on Page 26 of the marked version of the Registration Statement to identify the specific positions held by Kenneth and Deborah Bloom that could lead to a potential conflict of interest.  Additionally, we have included language that identifies the nature of the potential conflict as arising out of the need to allocate potential business combinations between the Company and Avenir.  Finally, we have described the method by which Kenneth and Deborah Bloom would seek to resolve any such potential conflict.

Exhibits

15.	COMMENT

Please file, as an exhibit, the Demand Grid Promissory Note Agreement mentioned in Note 4 of the financial statements. See Item 601(b)(10) of Regulation S-K.

RESPONSE

The parties have amended and restated the original Demand Grid Promissory Note Agreement and a copy of the Promissory Note has been filed with the Registration Statement as Exhibit 10.1.

Kenneth Bloom and Deborah Bloom, as officers of BlueData acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth Bloom

Kenneth Bloom
President